April 2, 2020

Kofi A. Bruce
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

       Re: General Mills, Inc.
           Form 10-K for the Fiscal Year Ended May 26, 2019
           Filed June 28, 2019
           File No. 001-01185

Dear Mr. Bruce:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing